UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

CAPITAL TRUST, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

14052H100

(CUSIP Number)

Ira S. Lederman

Senior Vice President - General Counsel and Corporate Secretary

W. R. Berkley Corporation

475 Steamboat Road

Greenwich, Connecticut 06830

(203) 629-3000

With Copies to:

Jeffrey S. Hochman, Esq.

Mark A. Cognetti, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019-6099

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 14052H100

1.	Name of Reporting Persons: W. R. Berkley Corporation
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,843,413
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,843,413
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,843,413
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 13.2%†
14.	Type of Reporting Person (See Instructions): CO

†	The calculation of the foregoing percentage is based on 24,205,573 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on November 14, 2012, plus the 5,000,000 shares of Common Stock purchased by Blackstone Holdings III L.P. on December 19, 2012.

CUSIP No. 14052H100

1.	Name of Reporting Persons: Admiral Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): IC, CO

CUSIP No. 14052H100

1.	Name of Reporting Persons: Berkley Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,843,413
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,843,413
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,843,413
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 13.2%†
14.	Type of Reporting Person (See Instructions): IC, CO

†	The calculation of the foregoing percentage is based on 24,205,573 shares of Common Stock (as defined below) outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 of Capital Trust, Inc. as filed with the Securities and Exchange Commission on November 14, 2012, plus the 5,000,000 shares of Common Stock purchased by Blackstone Holdings III L.P. on December 19, 2012.

CUSIP No. 14052H100

1.	Name of Reporting Persons: Berkley Regional Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): IC, CO

CUSIP No. 14052H100

1.	Name of Reporting Persons: Nautilus Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): IC, CO

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) is being filed on behalf of W. R. Berkley Corporation, a Delaware corporation (“Berkley”), Admiral Insurance Company, a Delaware corporation (“Admiral”), Berkley Insurance Company, a Delaware corporation (“BIC”), Berkley Regional Insurance Company, a Delaware corporation (“BRIC”), and Nautilus Insurance Company, an Arizona corporation (“Nautilus” and, together with Berkley, Admiral, BIC and BRIC, the “Reporting Persons”). Amendment No. 9 relates to shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Capital Trust, Inc., a Maryland corporation (the “Issuer”). Amendment No. 9 amends and supplements the Schedule 13D, dated May 11, 2004 (“Original Schedule 13D”), as filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2004, as amended by Amendment No. 1 to Schedule 13D, dated June 17, 2004, as filed with the Commission on June 21, 2004, Amendment No. 2 to the Schedule 13D, dated September 13, 2004, as filed with the Commission on September 13, 2004, Amendment No. 3 to the Schedule 13D, dated July 10, 2007, as filed with the Commission on July 13, 2007, Amendment No. 4 to the Schedule 13D, dated July 30, 2007, as filed with the Commission on August 1, 2007, Amendment No. 5 to the Schedule 13D, dated August 6, 2007, as filed with the Commission on August 6, 2007, Amendment No. 6 to the Schedule 13D, dated May 23, 2012, as filed with the Commission on May 24, 2012, Amendment No. 7 to the Schedule 13D, dated July 9, 2012, as filed with the Commission on July 10, 2012 and Amendment No. 8 to the Schedule 13D, dated September 27, 2012, as filed with the Commission on September 28, 2012 (together with the Original Schedule 13D, the “Schedule 13D”), in connection with the additional information set forth herein.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by the addition of the following information:

On January 2, 2013, each of Admiral, BRIC and Nautilus (collectively, the “Transferors”) transferred all of their shares in the Issuer to BIC, and as of such date, the Tranferors ceased to be beneficial owners of any of the Issuer’s securities.

The Schedule 13D is not an offer to purchase or a solicitation of any offer to sell any securities.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and supplemented to add the following:

Rows (7) through (11) and (13) of the cover pages to this Amendment No. 9 are hereby incorporated by reference into this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented to add the following:

As described in Item 4 hereto, on January 2, 2013, the Transferors transferred all of their shares in the Issuer to BIC. The transfer was consummated in connection with the entrance into certain internal reinsurance arrangements. The information set forth in Item 4 with respect to such transfer is incorporated into this Item 6 by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2013		W.R. BERKLEY CORPORATION

	By:	/s/ William R. Berkley
	Name:	William R. Berkley
	Title:	Chairman of the Board and Chief Executive Officer

Dated: January 2, 2013		ADMIRAL INSURANCE COMPANY

	By:	/s/ Thomas G. Grilli, Jr.
	Name:	Thomas G. Grilli, Jr.
	Title:	Chief Financial Officer and Treasurer

Dated: January 2, 2013		BERKLEY INSURANCE COMPANY

	By:	/s/ Eugene G. Ballard
	Name:	Eugene G. Ballard
	Title:	Senior Vice President

Dated: January 2, 2013		BERKLEY REGIONAL INSURANCE COMPANY

	By:	/s/ Eugene G. Ballard
	Name:	Eugene G. Ballard
	Title:	Senior Vice President

Dated: January 2, 2013		NAUTILUS INSURANCE COMPANY

	By:	/s/ Miklos F. Kallo
	Name:	Miklos F. Kallo
	Title:	Senior Vice President and Chief Financial Officer